NASDAQ: NICM

TSX.V: NIM

FSE: HLIA

NICOLA MINING COMMENCES FIRST-EVER DRILL PROGRAM AT TREASURE MOUNTAIN'S MB ZONE AND REPORTS INTENSE MINERALIZATION

VANCOUVER, B.C., September 18, 2026 - Nicola Mining Inc. (NASDAQ: NICM) (TSX.V: NIM) (FSE: HLIA) (the "Company" or "Nicola") is pleased to announce that it has commenced its 2026 exploration drilling program (the "2026 TM Program") at Treasure Mountain. Treasure Mountain is a permitted silver mine located approximately 30 km northeast of Hope, British Columbia, and roughly a three-hour drive from Vancouver. The mine was placed on care and maintenance in 2013 during a period of depressed silver prices. Notwithstanding the suspension of mining operations, Treasure Mountain has remained a core asset within Nicola's portfolio, with the Company maintaining the project in anticipation of a more constructive silver-price environment and an appropriate opportunity to advance systematic exploration.

The 2026 TM Program includes diamond drilling at the MB target area, a previously undrilled zone approximately 1 km northwest of the historical Treasure Mountain silver mine (Figure 1). The Company considers the MB target area a compelling exploration target for high-grade silver-lead-zinc mineralization similar to that encountered at the historical mine, with the additional presence of copper and gold. From 2019 to 2022, Nicola carried out soil and surface rock sampling that returned encouraging results indicating silver-lead-zinc-copper-gold mineralization along a vein system exposed at several locations along strike.

Figure 1: Location Map of the Planned Drill Holes and Geological Setting

Encouraging results from the 2019/2020 sampling programs include:

  Sample 2100151: 813 g/t Ag, 0.52 g/t Au, 19% Zn and 4.66% Cu;
  Sample 2100152: 105 g/t Ag and 1.18% Cu; and
  Sample 2100207 (taken from the exposed vein): 1,300 g/t Ag, 2.59 g/t Au, 1.16% Cu, 27.4% Pb and 27.2% Zn.

Drilling for the 2026 season is expected to be completed by the end of September, with assay results expected to be released by year-end.

The 2026 TM Program comprises four drill holes totaling approximately 800 m and targeting the MB Zone, an area characterized by mineralized veins at surface that has not previously been drill-tested at depth. The Company is working with Western Exploration Diamond Drilling Ltd. to execute the 2026 TM Program. The holes are designed to intersect and test previously sampled quartz-sulphide veins trending northeast-southwest along the length of the valley.

Core from the first hole is being sampled and submitted to AGAT Laboratories for multi-element analysis. Visual examination of the core has identified intervals exhibiting intense mineralization, examples of which are shown in Figure 2. While these observations are geologically encouraging, visual estimates are not a substitute for analytical results. The Company will report assay results following receipt, verification and review in accordance with its disclosure procedures.

TM26-001 Core Photos

Figure 2: Semi-massive pyrite-pyrrhotite-sphalerite mineralization occurring as irregular blebs, patches and sulphide-rich aggregates throughout the host rock. Pyrrhotite and pyrite are predominant, with subordinate sphalerite occurring as coarse, silvery-grey blebs and aggregates.

CEO COMMENT

Peter Espig, Chief Executive Officer of Nicola Mining, commented: "Treasure Mountain has remained a vital component of Nicola's asset portfolio throughout a prolonged period in which silver-market conditions did not justify aggressive capital deployment. Commencing drilling at the MB Zone marks a deliberate transition from asset preservation to value-oriented exploration. We are particularly encouraged by the intensity of mineralization observed in the first drill core; however, our interpretation will remain disciplined, and assay driven. The 2026 TM Program was designed to test whether mineralized surface veins demonstrate continuity and scale at depth. Positive analytical results would materially enhance our geological understanding of the MB Zone and help define the next phase of exploration at Treasure Mountain."

Qualified Person

The scientific and technical disclosures contained in this news release have been reviewed and approved by Will Whitty, P.Geo., Vice President of Exploration for the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Nicola Mining

Nicola Mining Inc. is a junior mining company listed on the Nasdaq Stock Market, the TSX Venture Exchange and the Frankfurt Stock Exchange. The Company owns a 100% interest in a permitted mill and tailings facility located near Merritt, British Columbia, and has entered into Mining and Milling Profit Share Agreements with high-grade gold projects. Nicola's fully permitted mill can process both gold and silver mill feed using gravity and flotation processes.

The Company owns 100% of the New Craigmont Project, a high-grade copper property covering more than 10,800 hectares along the southern end of the Guichon Batholith and adjacent to Highland Valley Copper, Canada's largest copper mine. The Company also owns 100% of the Treasure Mountain Property, which comprises 30 mineral claims and a mineral lease spanning more than 2,200 hectares.

On behalf of the Board of Directors

"Peter Espig"

Peter Espig

CEO & Director

For additional information, contact: Bill Cawker

Phone: (604) 649-0080

Email: info@nicolamining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.